Workspace Property Trust

700 Dresher Road, Suite 150

Horsham, PA 19044

February 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Workspace Property Trust
Request to Withdraw Registration Statement on Form S-11 (File No. 333-220964)
Filed October 16, 2017

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Workspace Property Trust (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to  the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-11 (File No. 333-220964), together with all exhibits thereto, initially filed with the Commission on October 16, 2017, as amended (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel Blake Hornick of Seyfarth Shaw LLP at (212) 218-3338 or Lewis Kneib of Latham & Watkins LLP at (213) 891-7339.

Sincerely,

Workspace Property Trust

By:	/s/ Roger W. Thomas
	Name:	Roger W. Thomas
	Title:	President and Chief Operating Officer